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SECURIT 13011430 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hybrid Trading and Resources, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., Suite 1146
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Caffray (312) 913-9750

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

DD 2/27/13

OATH OR AFFIRMATION

I, Mark Caffray, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of **Hybrid Trading & Resources, LLC**, as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

MD

Title

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2015

Janet M. Herr

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditor's Report on Internal Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

Statement of Financial Condition

DECEMBER 31, 2012

Schultz and Chez, LLP
CERTIFIED PUBLIC ACCOUNTANTS

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

Statement of Financial Condition

DECEMBER 31, 2012

CONTENTS

PAGES

INDEPENDENT AUDITOR'S REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

NOTES TO STATEMENT OF FINANCIAL CONDITION 3-5

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
HYBRID TRADING & RESOURCES, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of HYBRID TRADING & RESOURCES, LLC, as of December 31, 2012, and the related notes that you are filing pursuant to Rule 17a-5, under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hybrid Trading & Resources, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Chicago, Illinois
February 4, 2013

Schultz + Chez, LLP

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS		
Cash	$	604,829
Receivable from clearing broker		400,000
Commissions receivable		167,279
Service fees receivable		800,000
Other receivables		53,657
Equipment, net of accumulated depreciation of $66,727		1,349
TOTAL ASSETS	$	2,027,114
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	394,999
TOTAL LIABILITIES		394,999
MEMBERS' EQUITY		1,632,115
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,027,114

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

(1) NATURE OF BUSINESS

HYBRID TRADING & RESOURCES, LLC (the "Company"), a Florida Limited Liability Company, operates as an introducing broker that clears all trades on a fully disclosed basis through an outside clearing firm. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC). In addition to the commissions it generates, the Company earns a monthly service fee for certain business introduced to and services provided to an entity affiliated by common ownership.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Equipment
Purchased equipment is recorded at cost and depreciated over estimated useful lives using accelerated methods.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

Accounting for Uncertainty in Income Taxes
ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2012.

(3) INCOME TAXES

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

(4) CONCENTRATION OF CREDIT RISK

At December 31, 2012, the Company had significant concentrations of credit risk which consisted of a deposit with the Company's clearing firm and a cash bank balance in excess of the federally-insured level. These concentrations aggregated to approximately 46% of total firm equity.

(5) FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2012, the Company had no open financial instruments. At December 31, 2012, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(6) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2012, the Company had net capital and net capital requirements of approximately $708,000 and $250,000, respectively, and had no customer accounts.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

(7) *LOSS CONTINGENCY*

The Company has been informed by the Chicago Board Options Exchange (CBOE) that it concluded investigations into various registration and record-keeping matters of the Company. The Company and the CBOE are discussing resolution of these matters including punitive settlements. The likelihood of a material unfavorable outcome is possible. The amount of loss incurred by any such outcome is not presently determinable. A provision for any unfavorable outcome was made in these financial statements in the amount of $80,000. In the opinion of management, the ultimate liability of such possible settlement will not have a material adverse effect on the Company's financial condition.

(8) *RELATED PARTY TRANSACTIONS*

During the year, the Company earned and received $14,092,285 in service fees, pursuant to an agreement, from an entity affiliated by common ownership.

(9) *REVENUE FROM MAJOR CUSTOMER*

Service fees earned were derived from one customer, an affiliate, and accounted for approximately 90% of the Company's total revenue for the year ended December 31, 2012.

(10) *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 4, 2013, which is the date the financial statement was available to be issued. No events have occurred from the date of the financial statement to February 4, 2013, which would require adjustments to or disclosure in the accompanying financial statement.